Exhibit 99.1

KORNIT DIGITAL Ltd.

12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin 4824096 Israel

July 7, 2021

NOTICE OF 2021 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON AUGUST 12, 2021

Dear Kornit Digital Ltd. Shareholders:

We cordially invite you to attend the 2021 Annual General Meeting of Shareholders, or the Meeting, of Kornit Digital Ltd., or the Company, to be held at 12:00 p.m. (Israel time) on Thursday, August 12, 2021, at our offices at 12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin, Israel.

The Meeting is being called for the following purposes:

(1)	Re-election of each of (a) Mr. Yuval Cohen, (b) Mr. Stephen Nigro and (c) Mr. Ronen Samuel for a three-year term as a Class III director of the Company, until the Company’s annual general meeting of shareholders in 2024 and until his successor is duly elected and qualified;

(2)	Approval of an amendment to the Company’s Articles of Association, or the Articles, that sets the forum for adjudication of disputes under the Articles; and

(3)	Re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2021 and the additional period until the Company’s 2022 annual general meeting of shareholders, and authorization of the Company’s board of directors (or the audit committee thereof) to fix such accounting firm’s annual compensation.

Members of our management will be available at the Meeting to present and discuss our auditors’ report and consolidated financial statements as of, and for the year ended, December 31, 2020, as previously made available to our shareholders as part of our Annual Report on Form 20-F, which was filed with the Securities and Exchange Commission, or SEC, on March 25, 2021 and which is available at www.sec.gov and at the “Investors” section of our Company’s website, www.kornit.com.

Our board of directors unanimously recommends that you vote in favor of the above proposals, which are described in the proxy statement that will be distributed to you together with this Notice of 2021 Annual General Meeting of Shareholders.

Shareholders of record at the close of business on July 7, 2021 are entitled to vote at the Meeting.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions and broker non-votes) is necessary for the approval of each of the proposals.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading this Notice of 2021 Annual General Meeting of Shareholders and the proxy statement for the Meeting, please mark, date, sign and mail the proxy card or voting instruction form as promptly as possible in the stamped envelope to be provided to you, or please follow the instructions for voting to be sent to you electronically. If mailing in your proxy to our transfer agent in the envelope to be enclosed, your vote must be received by 11:59 p.m., Eastern time, on August 11, 2021, to be validly included in the tally of ordinary shares voted at the Meeting. If you are a street holder (i.e., you hold your shares through a bank, broker or other nominee): (i) you may provide voting instructions via a physical voting instruction form, in which case those instructions must be received by noon, Eastern time, on August 11, 2021, in order for your ordinary shares to be validly included in the tally of shares voted at the Meeting; or (ii) you may provide voting instructions online (at www.proxyvote.com) or via telephone, in which case those instructions must be received by 11:59 p.m. Eastern time on August 10, 2021. If sending in your proxy card directly to our registered office, it must be received at least four hours prior to the appointed time for the Meeting. Detailed voting instructions will be provided both in the accompanying proxy statement and on the proxy card or voting instruction form to be sent to you.

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company holding at least 1% of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the Meeting, to the Company’s offices, 12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin, Israel, Attention: Nitsan Deutsch, General Counsel, email: Nitsan.Deutsch@kornit.com, no later than Wednesday, July 14, 2021. To the extent that there are any additional agenda items that the Board determines to add as a result of any such submission, the Company will publish an updated notice and proxy card with respect to the Meeting, no later than Wednesday, July 21, 2021, to be furnished to the SEC under cover of a Report of Foreign Private Issuer on Form 6-K.

An electronic copy of the enclosed proxy materials will be available for viewing at http://ir.kornit.com/. The full text of the proposed resolutions, together with the form of proxy card for the Meeting, may also be viewed beginning on July 18, 2021, at the registered office of the Company, 12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin Israel, from Sunday to Thursday (excluding Israeli holidays), 10:00 a.m. to 5:00 p.m. (Israel time), upon prior coordination with the Company. Our telephone number at our registered office is +972-3-908-5800.

Sincerely,

Yuval Cohen
Chairman of the Board of Directors